Swire Pacific

INTERIM REPORT 2002

Swire Group

Contents

Corporate Information

Registered office
Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway, Hong Kong

Tel: (852) 2840-8098
Fax (852) 2526-9365

Registrars
Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

Website: http://www.computershare.com

Depositary
The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY10011
U.S.A.

Website: www.adrbny.com
E-mail: ADR@bankofny.com

(Toll free) 1-888-BNY-ADRS (1-888-269-2377)
Fax: (646) 885-3043

Public Affairs
E-mail: publicaffairs@swirepacific.com

Investor Relations
E-mail: corporateaffairs@swirepacific.com

Further information on investor relations activities can be found at:
Website: http://www.swirepacific.com

This interim report is printed on recycled paper Design: Format Limited www.format.com.hk

	Note	Six months ended 30th June		Year ended 31st December
		2002 HK$M	2001 HK$M	2001 HK$M
Turnover		**7,406**	6,920	15,198
Operating profit		**2,311**	2,026	4,391
Profit attributable to shareholders		**2,734**	2,409	4,118
Net cash from operating activities		**2,079**	2,062	4,475
Shareholders' funds and minority interests		**78,319**	83,899	77,600
Consolidated net borrowings		**14,188**	16,810	16,756
		HK¢	HK¢	HK¢
Earnings per share:	1			
'A' shares		**176.2**	155.2	265.3
'B' shares		**35.2**	31.0	53.1
		HK¢	HK¢	HK¢
Dividends per share:				
'A' shares		**40.0**	36.0	112.0
'B' shares		**8.0**	7.2	22.4
		HK$	HK$	HK$
Shareholders' funds per share:				
'A' shares		**47.39**	50.79	47.00
'B' shares		**9.48**	10.16	9.40
Gearing ratio – percentage	2	**18**	20	22
Interest cover – times	3	**7.83**	7.67	8.91
Cash interest cover – times	4	**5.26**	3.40	4.01
Dividend cover – times	5	**4.40**	4.31	2.37

Notes:

1. *Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period.*
2. *Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.*
3. *Interest cover is calculated by dividing operating profit by net finance charges.*
4. *Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.*
5. *Dividend cover is calculated by dividing profit attributable to shareholders by total dividends paid and proposed for the period.*

Consolidated Results

The profit attributable to shareholders for the first half of 2002 was HK$2,734 million, an increase of 13.5% compared to HK$2,409 million for the same period in 2001.

Your directors have today declared interim dividends of HK¢40.0 (2001: HK¢36.0) per 'A' share and HK¢8.0 (2001: HK¢7.2) per 'B' share payable on 2nd October 2002 to shareholders registered at the close of business on 20th September 2002. The share registers will be closed from 16th September to 20th September 2002, both dates inclusive.

Markets and Operations

In the context of both the local and global economies the group's businesses have performed well. All five divisions reported increased profits for the period. In particular, the Aviation Division has achieved a marked turnaround after the severe slump in worldwide demand for travel and tourism suffered in the fourth quarter of 2001.

The Property Division was affected by continuing downward pressure on office rents, but retail rents held up and conditions in the market for sales of residential flats stabilised. Profits of HK$ 315 million on sales of flats at The Albany enabled a 20.4% increase in attributable profits over the prior period to HK$1,629 million.

During the period, the Property Division took a 62.5% interest in the US$200 million (HK$1,560 million) Jade Residences development in Miami and committed HK$1,425 million for the construction cost of the Pacific Forum office tower to extend Pacific Place in Hong Kong. Agreement was reached to develop the Taikoo Hui Guangzhou Cultural Plaza, in the Tianhe District of Guangzhou, together with Guangzhou Daily News at a cost of RMB 4,000 million. This project will be 55% owned by the group and is planned for completion in 2007.

The Aviation Division reported attributable profits of HK$779 million, a 10.7% improvement on the prior year, as passenger and cargo traffic volumes recovered from the very difficult market conditions experienced in the second half of 2001; yields however remained depressed. Additional orders were placed for six new aircraft for delivery in late 2003 and early 2004.

The Beverages, Marine Services and Trading & Industrial Divisions produced a combined profit attributable to Swire Pacific of HK$511 million, an improvement of 20.8% on the previous year. This included a HK$69 million profit on the sale of the group's interest in Schneider Swire and a HK$50 million charge for rationalisation costs in the motors business in Mainland China. Profit growth at Swire Pacific Offshore and the Swire Coca-Cola operations in Mainland China and Hong Kong was partly offset by reduced operating profits at Taikoo Motors and Modern Terminals.

Although underlying interest rates fell, the charge for the period increased as a result of a decline in interest capitalised in the Property Division.

A provision of HK$29 million was made against the group's investment in SESAMi Inc.

Finance

The group's financial position remains strong, with gearing of 18%, interest cover of 7.83 times and committed facilities of HK$17,812 million, of which 23% remained undrawn as at 30th June 2002.

Prospects

Whilst there are some real concerns as to the strength of the global economic recovery, the group's businesses are well positioned and most should at least maintain the level of performance achieved in the first half.

Pressure on office rents is likely to continue, but further profits from sale of flats at The Albany are likely to more than offset the decline in rental income.

Cathay Pacific is expected to benefit from the ongoing recovery in both travel and cargo demand.

In spite of uncertainty over the immediate economic outlook, the group continues to invest in its core businesses.

James Hughes-Hallett
Chairman
Hong Kong, 8th August 2002

Property Division

	Six months ended 30th June 2002 HK$M	Six months ended 30th June 2001 HK$M	Year ended 31st December 2001 HK$M
Turnover			
Property investment	2,355	2,382	4,828
Property trading	129	174	1,092
Sale of investment properties	410	–	261
	2,894	2,556	6,181
Operating profit derived from:			
Property investment	1,723	1,758	3,471
Property trading	11	1	128
Sale of investment properties	315	–	205
	2,049	1,759	3,804
Share of profits before taxation of jointly controlled and associated companies			
Normal operations	90	45	222
Non-recurring items	–	–	(312)
	90	45	(90)
Attributable profit	**1,629**	**1,353**	**2,793**

Investment Property Portfolio – Gross Floor Area (thousand square feet)

Location	Total	Office	Techno-centres	Retail	Residential
Pacific Place	2,887	1,559	–	711	617
TaiKoo Place	4,073	2,262	1,811	–	–
Cityplaza	2,751	1,646	–	1,105	–
Festival Walk	1,213	232	–	981	–
Others	944	183	–	574	187
Total completed	11,868	5,882	1,811	3,371	804
Under development	2,807	2,792	–	–	15
Total	14,675	8,674	1,811	3,371	819

Hong Kong investment property: Gross rental income for the half-year to 30th June 2002 amounted to HK$2,315 million, compared with HK$ 2,346 million for the corresponding period in 2001. Demand for office space has remained weak. As a result, occupancy levels at the group's office portfolio have fallen in recent months, and rental reversions during the period have been negative overall. Whilst a recovery in the business climate is likely as economic conditions improve, new supply coming into the office market later this year and in 2003 will continue to exert pressure on rents.

In the retail market, occupancy levels have remained high and rental levels have been stable, as sales at the Pacific Place, Cityplaza and Festival Walk shopping centres have modestly outperformed in a generally weak retail sales environment.

Construction is underway on three investment properties:

- Cambridge House, an office tower providing approximately 272,000 square feet of office space linked to Devon House in TaiKoo Place, will be ready for occupation in mid-2003.
- Pacific Forum, close to Pacific Place, offering 629,000 square feet of office space, will be completed in 2004. The main construction contract for this building was awarded in May.
- 3 Coombe Road, The Peak, is a development of four luxury houses scheduled for completion at the end of 2002.

Swire Properties has acquired 100% of the Aik San and Melbourne industrial buildings in Quarry Bay. Demolition of both buildings will commence towards the end of the year. The combined site has a redevelopment potential of 821,000 square feet.

Hong Kong property trading: The residential market showed some evidence of modest growth in demand in the first half of 2002, although buyer sentiment remains fragile. The Les Saisons development at Aldrich Bay was completed in March: 702 units from a total of 864 have been sold to date. 452 units at Phase 3 of the Ocean Shores project were sold in May and June, with a full launch of this phase to be held in August to coincide with the opening of the adjacent MTR station at Tiu Keng Leng. The second phase of the Tung Chung development, now called Seaview Crescent, was completed in the first half of 2002 and 197 units have been sold since the recent launch in August.

Construction is underway on The Orchards residential development in Quarry Bay due for completion in mid-2003; this comprises two towers with 432 residential units, a new school and a community centre.

Sale of investment properties: A further 19 units at The Albany were sold in the first half of 2002.

Taikoo Shing arbitration: The Hong Kong SAR Government Lands Department's claim for payment of land premium and interest in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers, as well as the Horizon Gardens residential scheme at Taikoo Shing, was upheld in an arbitration award announced in January 2001. Whilst the arbitrator's decision that Swire Properties has to surrender 1,974,000 square feet of its entitlement to build commercial gross floor area in Taikoo Shing is now accepted, the timing of the surrender and consequently the Government's entitlement to premium and interest is the subject of an appeals process for which the ultimate outcome has yet to be determined. The amount of HK$4,500 million which was accrued in the Swire Pacific group accounts as at 31st December 2000 remains our best estimate of the group's exposure.

Mainland China: Swire Properties has concluded an agreement with the Guangzhou Daily News Group to develop the Taikoo Hui Guangzhou Cultural Plaza in the Tianhe District of Guangzhou. The complex will consist of a major retail centre, offices, a hotel, a performing arts centre and a library and is scheduled for completion in 2007 at a total estimated cost of RMB 4,000 million. Swire Properties has a 55% stake in this 4 million square feet development.

USA: In Miami, Courts Brickell Key, a 319-unit condominium tower will be completed later this year. Sales have been satisfactory. Construction of Jade Residences, a 336-unit residential condominium at Brickell Bay in which Swire Properties has recently taken a controlling interest, will commence shortly with completion scheduled for late 2004.

Aviation Division

	Six months ended 30th June 2002 HK$M	Six months ended 30th June 2001 HK$M	Year ended 31st December 2001 HK$M
Share of attributable profit before taxation			
Cathay Pacific Airways group*	**618**	614	307
Hong Kong Aircraft Engineering group	**126**	87	155
Hong Kong Dragon Airlines	**36**	42	66
Hong Kong Air Cargo Terminals	**102**	38	156
	882	781	684
Attributable profit	**779**	704	520

* *These figures do not include Cathay Pacific Airways' share of profit from Hong Kong Aircraft Engineering group, Hong Kong Dragon Airlines and Hong Kong Air Cargo Terminals, which have been included in the attributable figures for those companies.*

Operating Highlights

Cathay Pacific Airways		Six months ended 30th June 2002	Six months ended 30th June 2001	Growth
Revenue passenger kilometres ("RPK")	*Million*	**23,072**	23,295	-1.0%
Passengers carried	*'000*	**5,932**	5,891	+0.7%
Passenger load factor	*%*	**78.1**	71.9	+6.2% pts
Passenger yield	*HK cents*	**45.4**	47.3	-4.0%
Cargo carried	*'000 tonnes*	**386**	340	+13.5%
Cargo and mail load factor	*%*	**70.2**	65.1	+5.1% pts
Cargo and mail yield	*HK$*	**1.83**	1.89	-3.2%
Cost per available tonne kilometre ("ATK")	*HK$*	**2.26**	2.32	-2.6%
Cost per ATK without fuel	*HK$*	**1.90**	1.89	+0.5%
Aircraft utilisation	*Hours per day*	**11.8**	12.7	-7.1%
On-time performance	*%*	**90.7**	84.8	+5.9% pts

The Cathay Pacific Group made a profit attributable to its shareholders of HK$1,412 million in the first half of 2002. This marks a strong turnaround from the loss of HK$662 million suffered in the second half of 2001, and reflects the positive effects of the recovery in both passenger and cargo demand this year.

The five passenger and two cargo aircraft which Cathay Pacific parked since the fourth quarter of 2001 remained out of service for the half year with a consequent reduction of 8.9% in offered seat capacity. This reduction in capacity and the better than expected recovery in traffic led to passenger load factor increasing by 6.2 percentage points to 78.1%. However, passenger yields declined by 4.0% due to lower ticket prices, less first and business class traffic and weaker regional currencies. Turnover decreased by 4.9% to HK$10,550 million.

Cathay Pacific's cargo operation achieved strong growth, with a 13.5% increase in tonnage carried as a result of a rebound in Asian exports. However, surplus capacity in the industry meant that cargo yields remained soft and were 3.2% lower than the previous year.

With signs of improving economic conditions, Cathay Pacific is bringing back into service the five previously parked passenger and one freighter aircraft and is progressively resuming services that were suspended last year. In addition, the airline introduced a fifth daily flight to Tokyo and added four times weekly daytime flights to London.

Cathay Pacific has also placed additional orders for six new aircraft: three Boeing 777-300s and three Airbus Industrie A330-300s for delivery in late 2003 and early 2004. This is in addition to three A340-600s which will be delivered in 2002 and 2003.

Cathay Pacific continues to upgrade products and services for its customers. It has passed the halfway mark in installing the new Business Class cabin in its long-haul fleet whilst an upgrade of the Economy Class cabin will be completed by the end of this year. New passenger lounges, created on the theme of The Pier, the airline's second premium lounge at Hong Kong International Airport, were opened at major destinations such as Bangkok, Seoul and Taipei.

Based on the recovery in passenger and cargo demand during the first half of 2002, Cathay Pacific expects to achieve an improved result in the traditionally stronger second half of the year.

Hong Kong Aircraft Engineering Company (HAECO) reported a profit attributable to its shareholders for the first half of 2002 of HK$240 million, compared with a profit of HK$175 million for the same period in 2001. Of this, the contribution from Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) was HK$29 million (2001: HK$49 million) and from Hong Kong Aero Engine Services Limited (HAESL) was HK$47 million (2001: HK$34 million). Line maintenance activity has improved during the period following the downturn in the market seen in the last quarter of 2001. On average 191 aircraft were handled daily during the period compared with 186 in the first half of last year. The airframe maintenance and modification facilities operated by both HAECO and TAECO continued to be heavily utilised during the period. However, the size of the average work package has fallen as a result of base customers operating younger, more modern aircraft and weaker demand for cargo freighter conversions. The improved contribution from HAESL is a reflection of an 23% increase in the number of engines being serviced; work packages were performed on 80 engines compared to 65 for the same period last year. Construction work on TAECO's third hangar is on schedule for an opening in early 2003.

Hong Kong Air Cargo Terminals reported improved results on the back of a 17.4% growth in tonnage handled, already surpassing the previous volume records set in 2000.

Air Hong Kong (AHK) achieved improved results in the first half compared to the same period last year as a result of stronger exports to Europe and lower fuel prices. The load factor remained at 72% whilst the yield fell by 12.7%. In July, AHK launched a five times weekly service to Tokyo.

In February Cathay Pacific purchased the remaining 25% of AHK to make it a wholly-owned subsidiary. Subsequent restructuring means that AHK will now be focused on serving the Asian region.

Hong Kong Dragon Airlines (Dragonair) recorded a lower interim profit compared to last year due to reduced yields and increased operating costs arising from additional capacity. During the first half of 2002, one A320, one A321 and one A330-300 joined the fleet, and were used to increase flight frequencies to major cities in Mainland China. Dragonair will take delivery of a further A330-300 and a B747-300 freighter in the second half of the year.

Cathay Pacific Catering Services reported a higher interim profit in Hong Kong due to additional business from new customers. However, the overseas catering facilities recorded lower profits compared to last year.

Hong Kong Airport Services reported a marginally higher profit in the first half compared to the same period last year despite competitive pressures and increased insurance charges.

Beverages Division

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
Turnover*	**2,365**	2,207	4,661
Operating profit	**114**	105	304
Share of profit before taxation of jointly controlled companies	**64**	45	85
Attributable profit	**104**	**85**	**252**

* *Turnover does not include the Mainland China operations which are all jointly controlled companies. Total turnover from Mainland China operations was HK$1,615 million in the first half of 2002 (2001: first half HK$ 1,463 million; full year HK$2,883 million).*

Operating Highlights

	Six months ended 30th June 2002				
	Total	Hong Kong	USA	Taiwan	Mainland China
Sales volume (million cases)	181.4	21.1	37.6	21.9	100.8
Franchise population (million)	408.4	6.9	5.7	22.4	373.4
Number of plants	16	1	2	2	11
Number of employees	11,842	1,066	1,788	847	8,141

Swire Beverages' interim profit, at HK$104 million, was 22% higher than the result for the same period last year. The improvement, which has been seen across all territories, can be attributed to a combination of successful new product launches, lower material prices and lower financing costs for its Taiwan and USA operations. These gains were partly offset by a HK$14 million reduction in interest income due to a restructuring of financing from shareholders.

Mainland China sales, which experienced an impressive growth of 16%, benefitted from the introduction of several new non-carbonated beverages ('NCBs') including Qoo, which has already enjoyed significant sales success in Taiwan and Hong Kong. The new NCBs have broadened the customer offering although initial margins are low due, in part, to promotional activities. Extending the good interim result to the full year will depend upon maintaining momentum behind the new products and impoving availability of single-serve carbonated soft drinks ('CSDs').

Sales volume in **Hong Kong** was up 10% compared to the first half of last year with a range of new products and flavours helping to drive demand. Attributable profit was further enhanced by efficiencies in sales operations and improving returns on vending assets.

Taiwan has benefitted from the continuing success of Qoo, following its launch at the end of 2001, which more than compensated for weaker sales of CSDs as customers continued to shift preferences to NCBs. Total sales volume for the first half grew 12%. Profitability improved as a result of the sales gains, operational savings and lower financing charges.

USA sales volumes were affected by the weak economy, and were only marginally higher than the same period last year. Overall, despite the incremental costs associated with the Winter Olympics, profitability improved due to slightly higher pricing and significant savings in financing costs.

Marine Services Division

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
Swire Pacific Offshore			
Turnover	**456**	405	893
Operating profit	**162**	133	336
Share of profits before taxation of jointly controlled and associated companies			
Ship repair, land engineering and harbour towage	**14**	23	36
Container terminal operations	**135**	145	320
Offshore oil support services	**14**	2	9
	163	170	365
Attributable profit	**294**	255	617

Operating Highlights

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
Fleet size at the end of period			
Number of vessels (Swire Pacific Offshore)	**52**	49	49
Number of vessels (Hongkong Salvage & Towage)	**25**	25	25
	77	74	74
Container terminal throughput (TEUs)			
Modern Terminals ('000)	**1,647**	1,764	3,674
Shekou Container Terminals ('000)	**347**	389	751
	1,994	2,153	4,425

The division reported attributable profits for the first half year of HK$294 million, compared with HK$255 million for the same period in 2001.

Swire Pacific Offshore has seen an increase in both fleet utilisation and charter rates as a result of continuing demand for offshore oilfield services during the period. However, uncertainty about the global economy has resulted in a reduction in new oil exploration and sub-sea construction activity, leading to a more cautious outlook for the second half of the year. The company took delivery of the first UT-710 10,800 bhp and two UT-738 7,200 bhp Anchor Handling Tug Supply vessels during the first six months. A further five vessels are expected to be delivered in the second half of the year, with six more deliveries in 2003.

Hongkong United Dockyards was adversely affected by lower utilisation of its ship repair facility in the face of the very poor freight markets, resulting in a deterioration in profitability. The land engineering business continues to suffer from project delays and the postponement of planned tenders.

Hongkong Salvage & Towage reported marginally lower results due to the decrease of vessel movements within the Hong Kong harbour. A further four tugs were ordered from Japan bringing to six the number of new vessels for delivery in 2002 and 2003.

The container terminals saw a decrease in profitability compared to the same period last year. **Modern Terminals** has been affected by increasing

competition from terminals in Mainland China, whilst container volumes handled by **Shekou Container Terminals** were marginally down due to the transfer of China Ocean Shipping (Group) Company's services to the Kaifeng Terminal at the end of last year. The prospects for the second half of the year are more encouraging for Shekou Container Terminals with an increase in vessels handled and an overall improvement in tariffs expected.

Trading & Industrial Division

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
Turnover			
Taikoo Motors group	**1,224**	1,321	2,603
Swire Resources group	**325**	300	590
Other subsidiaries and head office	**158**	147	301
	1,707	1,768	3,494
Operating profit			
Taikoo Motors group	**5**	80	96
Swire Resources group	**26**	30	47
Other subsidiaries and head office costs	**66**	(11)	(31)
	97	99	112
Share of profits before taxation from jointly controlled companies			
Swire SITA group	**37**	38	121
Crown Can group	**7**	(17)	(27)
ICI Swire Paints	**4**	1	13
Others	**8**	5	9
Discontinued businesses	**1**	15	22
	57	42	138
Attributable profit	**113**	**83**	**130**

The division reported a half year attributable profit of HK$113 million compared with HK$83 million in 2001. Whilst contributions from subsidiaries fell, most of the division's joint ventures recorded sales and profit growth over 2001.

During the first half the company sold its interest in **Schneider Swire** which resulted in a profit of HK$69 million. This was substantially offset by HK$50 million of rationalisation costs for the division's car trading operations in Mainland China.

Subsidiaries

In addition to the rationalisation costs noted above, **Taikoo Motors** group recorded reduced operating profits in the first half. Strong demand for the division's portfolio of vehicles in Taiwan, particularly Volkswagen passenger cars and Volvo commercial vehicles, was offset by continued weakness in Volvo and Hyundai sales in Hong Kong. Initially robust car sales in Mainland China fell away sharply in the second quarter. The group has handed over

the Volvo car distributorship in Taiwan, Northern China and Southern China and will give up the distributorship in Eastern China in the third quarter. The group recently augmented its portfolio of brands in Taiwan with the addition of the Audi distributorship.

Swire Resources, the division's sports shoes and apparel business, continued its recent solid performance. Profit at HK$26 million was only slightly below the record 2001 result despite general weakness in the Hong Kong retail market. The business opened its 50th shop in Hong Kong in May.

Having undergone considerable restructuring in the last 12 months, **Taikoo Sugar** incurred a small loss in the first half, but is now operating at a break-even level.

Swire Duro incurred a small loss in the first half. It is expected to show improvement in the second half as some key contracts are completed.

Jointly Controlled Companies

Swire SITA Waste Services reported marginally lower profits from its Hong Kong business due to lower throughput and continuing price deflation. The company continued to suffer larger than forecast losses from its waste-to-energy incinerator management contract in Kaohsiung although these have substantially reduced since 2001.

The **Crown Can** group recorded a significant improvement in the first half with a profit attributable to Swire Pacific of HK$7 million compared to a loss of HK$17 million in the same period last year. Demand for the companies' products, particularly in Northern China, has increased and the price erosion of recent years has begun to ease following some rationalisation of industry over-capacity.

Results at **ICI Swire Paints** continue to improve with a profit attributable to Swire Pacific of HK$4 million against a profit of less than HK$1 million in the same period last year. The company continues to register robust sales growth in Mainland China.

Net Debt and Gearing

Shareholders' funds and minority interests at 30th June 2002 totalled HK$78,319 million (31st December 2001: HK$77,600 million). At 30th June 2002, net borrowings were HK$14,188 million, compared to HK$16,756 million at 31st December 2001.

The group's gearing ratio was 18%: compared to 22% at 31st December 2001. 55% of the group's gross borrowings were on a fixed rate basis and 45% were on a floating basis.

Analysis of Gross Borrowings

Loan maturity profile	HK$M	
Within 1 year	2,410	17%
1 – 2 years	2,769	19%
2 – 5 years	4,843	33%
over 5 years	4,642	31%
	14,664	100%

Currency profile	HK$M	
Hong Kong Dollar	7,981	55%
United States Dollar	6,070	41%
New Taiwan Dollar	601	4%
Others	12	–
	14,664	100%

Sources of finance	HK$M	
Money market and other uncommitted facilities	896	6%
Bank and other loans	2,753	19%
Fixed/floating rate notes	3,200	22%
Private placement	852	6%
Bonds	2,321	16%
Perpetual capital securities	4,642	31%
	14,664	100%

Committed funds represented 94% of the group's outstanding gross borrowings. The group's undrawn bank facilities at 30th June 2002 amounted to HK$6,309 million, of which HK$4,043 million were committed facilities.

Contingent Liabilities

Guarantees given in respect of bank loans and other liabilities to jointly controlled companies and third parties at 30th June 2002 amounted to HK$1,374 million compared to HK$1,314 million at 31st December 2001.

Derivative Transactions

In the first half of 2002, Swire Pacific and its subsidiary companies entered into the following derivative transactions for the purpose of hedging underlying financial exposures.

- A currency swap of fixed rate HK dollar interest payments (Swire pays) for fixed US dollar payment (Swire receives) on US$50 million of fixed rate debt for the next 3 years.
- Options and swaps covering the purchase of 2,850 metric tonnes of aluminium for the period July 2002 to June 2003. The aluminium is required for cans used by Swire Beverages.

Those derivative transactions listed on page 35 of the 2001 Annual Report remain outstanding as at 30th June 2002. That report also sets out the group's policy on financial risk management.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Six months ended 30th June 2002 HK$M	Six months ended 30th June 2001 HK$M	Year ended 31st December 2001 HK$M
Turnover		**7,406**	6,920	15,198
Cost of sales		**(3,627)**	(3,518)	(7,990)
Gross profit		**3,779**	3,402	7,208
Other revenue		**98**	8	47
Distribution costs		**(894)**	(708)	(1,524)
Administrative expenses		**(501)**	(618)	(1,174)
Other operating expenses		**(171)**	(58)	(166)
Operating profit	3	**2,311**	2,026	4,391
Finance charges		**(315)**	(307)	(593)
Finance income		**20**	43	100
Net finance charges	4	**(295)**	(264)	(493)
Share of profits less losses of jointly controlled companies		**214**	140	153
Share of profits less losses of associated companies		**1,042**	943	1,029
Profit before taxation		**3,272**	2,845	5,080
Taxation	5	**354**	271	602
Profit after taxation		**2,918**	2,574	4,478
Minority interests		**184**	165	360
Profit attributable to shareholders		**2,734**	2,409	4,118
Dividends				
Interim – proposed/paid		**621**	559	559
Final – proposed		**–**	–	1,179
		621	559	1,738
		HK¢	HK¢	HK¢
Earnings per share	6			
'A' shares		**176.2**	155.2	265.3
'B' shares		**35.2**	31.0	53.1

	2002 Interim HK¢	2001 Interim HK¢	2001 Final HK¢	2001 Total HK¢
Dividends per share				
'A' shares	**40.0**	36.0	76.0	112.0
'B' shares	**8.0**	7.2	15.2	22.4

	Note	30th June 2002 HK$M	31st December 2001 HK$M
ASSETS			
Non-current assets			
Fixed assets	7	**71,582**	71,261
Jointly controlled companies		**6,108**	8,058
Associated companies		**17,322**	17,685
Investment securities and long-term receivables		**357**	371
Deferred expenditure		**231**	231
Retirement benefit assets		**111**	–
		95,711	97,606
Current assets			
Properties for sale		**2,202**	1,683
Stocks and work in progress		**916**	1,055
Trade and other receivables	8	**1,700**	1,799
Held-to-maturity securities – unlisted		**65**	95
Short-term deposits and bank balances		**317**	271
		5,200	4,903
Current liabilities			
Trade and other payables	9	**7,325**	7,305
Taxation		**349**	209
Bank overdrafts and short-term loans		**981**	1,166
Long-term loans and bonds due within one year		**1,428**	1,748
		10,083	10,428
Net current liabilities		**(4,883)**	(5,525)
Total assets less current liabilities		**90,828**	92,081
Non-current liabilities			
Perpetual capital securities		**4,642**	4,642
Long-term loans and bonds		**7,613**	9,625
Deferred taxation		**38**	24
Deferred liabilities		**95**	96
Retirement benefit liabilities		**121**	94
		12,509	14,481
Minority interests		**4,776**	4,651
NET ASSETS		**73,543**	72,949
CAPITAL AND RESERVES			
Share capital		**931**	931
Reserves	10	**72,612**	72,018
SHAREHOLDERS' FUNDS		**73,543**	72,949

CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH JUNE 2002 – UNAUDITED

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
Operating activities			
Cash generated from operations	**2,041**	1,632	4,069
Interest paid	**(462)**	(617)	(1,160)
Interest received	**19**	41	100
Profits tax paid	**(71)**	(111)	(206)
	1,527	945	2,803
Dividends received from jointly controlled and associated companies and other investments	**552**	1,117	1,672
Net cash from operating activities	**2,079**	2,062	4,475
Investing activities			
Purchase of fixed assets	**(880)**	(800)	(1,377)
Proceeds from fixed asset disposals	**410**	50	580
Purchase of shareholdings in and loans to jointly controlled companies	**(32)**	(243)	(2,092)
Purchase of shareholdings in and loans to associated companies	**–**	(619)	(623)
Sale of shareholdings in and repayment of loans from jointly controlled companies	**2,088**	90	458
Sale of shareholdings in and repayment of loans from associated companies	**199**	919	966
Sale of shareholdings in and repayment of loans from investment securities	**9**	2	5
Purchase of investment securities	**(35)**	–	(7)
Decrease in long-term receivables	**10**	10	49
Deferred expenditure	**(21)**	(20)	(70)
Net cash generated from/(used in) investing activities	**1,748**	(611)	(2,111)
Financing activities			
Loans drawn and refinancing	**300**	2,510	5,588
Repayment of loans	**(2,641)**	(1,977)	(4,892)
Repayment of loans to minority interests	**(42)**	(93)	(327)
Dividends paid – to shareholders	**(1,179)**	(1,179)	(1,738)
– to minority interests	**(50)**	(203)	(235)
Net cash used in financing activities	**(3,612)**	(942)	(1,604)
Increase in cash and cash equivalents	**215**	509	760
Cash and cash equivalents at 1st January	**(800)**	(1,538)	(1,538)
Currency adjustment	**(14)**	22	(22)
Cash and cash equivalents at end of the period	**(599)**	(1,007)	(800)
Represented by:			
Unlisted held-to-maturity securities maturing within three months	**65**	94	95
Bank balances and short-term deposits maturing within three months	**317**	370	271
Bank overdrafts and short-term loans maturing within three months	**(981)**	(1,471)	(1,166)
	(599)	(1,007)	(800)

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
At 1st January			
– as originally stated	**72,949**	77,423	77,423
– change in accounting policy for retirement benefits (note 2(b))	**(106)**	–	–
– as restated	**72,843**	77,423	77,423
Goodwill reinstated on disposal of subsidiary and jointly controlled companies	**3**	7	163
Decrease in property valuation at the end of the year	**–**	–	(6,137)
Share of deficit on revaluation of investment properties held by jointly controlled companies	**–**	–	(665)
Revaluation surplus on investment properties transferred to operating profit on disposal	**(337)**	–	(181)
Exchange differences on cash flow hedges			
– recognised during the period	**(529)**	477	564
– transferred to the profit and loss account	**(198)**	(80)	(250)
Revaluation surplus/(deficit) on investment securities recognised during the period	**185**	3	(104)
Revaluation surplus on investment securities transferred to operating profit on disposal	**–**	(207)	(207)
Exchange differences	**21**	(31)	(37)
Net (losses)/gains not recognised in the consolidated profit and loss account	**(855)**	169	(6,854)
Profit for the period	**2,734**	2,409	4,118
Dividends	**(1,179)**	(1,179)	(1,738)
At end of the period	**73,543**	78,822	72,949
Represented by:			
Balance after proposed dividend	**72,922**	78,263	71,770
Proposed dividend	**621**	559	1,179
	73,543	78,822	72,949

1. Segment information

(a) Primary reporting format – business segments by divisions:

Six months ended 30th June 2002	The Company and its subsidiaries: Turnover HK$M	The Company and its subsidiaries: Operating profit HK$M	The Company and its subsidiaries: Net finance charges HK$M	Jointly controlled companies: Share of profits less losses HK$M	Associated companies: Share of profits less losses HK$M	Group: Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M
Property							
Property investment	2,355	1,723	(189)	11		1,545	1,250
Property trading	129	11		52		63	44
Sale of investment properties	410	315				315	314
Hotels and restaurants				(9)	36	27	21
Provision for development properties						–	–
	2,894	**2,049**	**(189)**	**54**	**36**	**1,950**	**1,629**
Aviation							
Airline services and airline catering					654	654	610
Aircraft engineering					126	126	108
Cargo handling					102	102	61
Others							
	–	**–**	**–**	**–**	**882**	**882**	**779**
Beverages	**2,365**	**114**	**(23)**	**64**	**–**	**155**	**104**
Marine Services							
Ship repair, land engineering and harbour towage				14		14	11
Container handling				11	124	135	115
Shipowning and operating	456	162	(5)	14		171	168
	456	**162**	**(5)**	**39**	**124**	**320**	**294**
Trading & Industrial							
Car distribution	1,224	5	(4)			1	(22)
Shoe and apparel distribution	325	26		7		33	25
Waste services				37		37	32
Beverages can supply				7		7	7
Paint supply				4		4	4
Other activities	158	66		2		68	67
	1,707	**97**	**(4)**	**57**	**–**	**150**	**113**
Central items	**12**	**(111)**	**(74)**	**–**	**–**	**(185)**	**(185)**
Inter-segment elimination	**(28)**						
Total	**7,406**	**2,311**	**(295)**	**214**	**1,042**	**3,272**	**2,734**

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(b) Secondary reporting format – geographical segments:

	Turnover: Six month ended 30th June 2002 HK$M	Turnover: Six month ended 30th June 2001 HK$M	Turnover: Year ended 31st December 2001 HK$M	Operating profit/(loss): Six month ended 30th June 2002 HK$M	Operating profit/(loss): Six month ended 30th June 2001 HK$M	Operating profit/(loss): Year ended 31st December 2001 HK$M
Hong Kong	**3,938**	3,653	7,746	**2,009**	1,704	3,603
Asia (excluding Hong Kong)	**1,642**	1,610	3,256	**42**	104	178
North America	**1,370**	1,252	3,303	**98**	85	274
Shipowning and operating	**456**	405	893	**162**	133	336
	7,406	6,920	15,198	**2,311**	2,026	4,391

The activities of the Swire Pacific group are based mainly in Hong Kong. Shipowning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

Six months ended 30th June 2001	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group	
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M
Property							
Property investment	2,382	1,758	(199)	13		1,572	1,337
Property trading	174	1		23		24	14
Sale of investment properties						–	–
Hotels and restaurants				(21)	30	9	2
Provision for development properties						–	–
	2,556	**1,759**	**(199)**	**15**	**30**	**1,605**	**1,353**
Aviation							
Airline services and airline catering					656	656	601
Aircraft engineering					87	87	78
Cargo handling					38	38	23
Others			6			6	2
	–	**–**	**6**	**–**	**781**	**787**	**704**
Beverages	**2,207**	**105**	**(40)**	**45**	**–**	**110**	**85**
Marine Services							
Ship repair, land engineering and harbour towage				23		23	22
Container handling				13	132	145	124
Shipowning and operating	405	133	(24)	2		111	109
	405	**133**	**(24)**	**38**	**132**	**279**	**255**
Trading & Industrial							
Car distribution	1,321	80	(8)			72	41
Shoe and apparel distribution	300	30		5		35	28
Waste services				38		38	29
Beverages can supply				(17)		(17)	(17)
Paint supply				1		1	–
Other activities	147	(11)		15		4	2
	1,768	**99**	**(8)**	**42**	**–**	**133**	**83**
Central items	**13**	**(70)**	**1**	**–**	**–**	**(69)**	**(71)**
Inter-segment elimination	**(29)**						
Total	6,920	2,026	(264)	140	943	2,845	2,409

1. Segment information (continued)

(a) Primary reporting format – business segments by divisions (continued):

Year ended 31st December 2001	The Company and its subsidiaries Turnover HK$M	The Company and its subsidiaries Operating profit HK$M	The Company and its subsidiaries Net finance charges HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M
Property							
Property investment	4,828	3,471	(352)	19		3,138	2,571
Property trading	1,092	128		210		338	346
Sale of investment properties	261	205				205	205
Hotels and restaurants				(57)	50	(7)	(17)
Provision for development properties				(312)		(312)	(312)
	6,181	**3,804**	**(352)**	**(140)**	**50**	**3,362**	**2,793**
Aviation							
Airline services and airline catering					373	373	282
Aircraft engineering					155	155	139
Cargo handling					156	156	96
Others			6			6	3
	–	**–**	**6**	**–**	**684**	**690**	**520**
Beverages	**4,661**	**304**	**(58)**	**85**	**–**	**331**	**252**
Marine Services							
Ship repair, land engineering and harbour towage				36		36	33
Container handling				25	295	320	272
Shipowning and operating	893	336	(28)	9		317	312
	893	**336**	**(28)**	**70**	**295**	**673**	**617**
Trading & Industrial							
Car distribution	2,603	96	(14)			82	19
Shoe and apparel distribution	590	47	(1)	9		55	37
Waste services				121		121	97
Beverages can supply				(27)		(27)	(27)
Paint supply				13		13	12
Other activities	301	(31)		22		(9)	(8)
	3,494	**112**	**(15)**	**138**	**–**	**235**	**130**
Central items	**96**	**(165)**	**(46)**	**–**	**–**	**(211)**	**(194)**
Inter-segment elimination	**(127)**						
Total	15,198	4,391	(493)	153	1,029	5,080	4,118

2. Basis of preparation and accounting policies

This interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2001 annual report, with the exception of changes in accounting policies to comply with new and revised Statements of Standard Accounting Practice ("HK SSAPs") issued by the Hong Kong Society of Accountants, *which are effective for accounting periods commencing on or after 1st January 2002, as set out below.*

(a) On adoption of HK SSAP 11 (revised) "*Foreign currency translation*", the profit and loss accounts of subsidiary, jointly controlled and associated companies denominated in foreign currencies are translated at the weighted average exchange rates during the year. In previous years these were translated at exchange rates ruling at the balance sheet date. The effects of such change is not material to the accounts.

(b) In 2002, the group implemented HK SSAP 34 "Employee benefits". In accordance with this standard, retirement benefit costs are assessed using the projected unit credit method. Under this method, plan assets are measured at fair value and retirement benefit obligations are measured as the present value of the estimated future cash flows by reference to market yields on high quality corporate bonds which have terms to maturity approximating to the terms of the related liability. This is a change in accounting policy as in previous years retirement benefit costs were charged to the profit and loss account based on actuarial determinations of contributions payable in that year, using the attained age normal method. The effect of this change has been to decrease the opening revenue reserve at 1st January 2002 by HK$106 million. Comparatives have not been restated.

(c) Certain presentational changes have been made upon the adoption of HK SSAP 1 (revised) "Presentation of financial statements" and HK SSAP 15 (revised) "Cash flow statements".

This interim report has been prepared in accordance with HK SSAP 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

3. Operating profit

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
Operating profit has been arrived at after charging:			
Cost of stocks sold	**2,710**	2,614	6,035
Depreciation of fixed assets	**256**	258	517
Operating lease rentals:			
Land and buildings	**46**	43	76
Other equipment	**15**	9	18
Amortisation of deferred expenditure	**29**	39	118
Impairment loss on investment securities	**29**	–	–
and after crediting:			
Gross rental income	**2,324**	2,354	4,769
Less: Outgoings	**464**	453	1,001
Net rental income	**1,860**	1,901	3,768
Charter hire income	**456**	405	893
Profit on sale of development properties	**25**	22	170
Profit on sale of fixed assets	**314**	3	205
Profit on sale of a jointly controlled company	**69**	–	–

4. Net finance charges

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
Interest charged on:			
Bank loans and overdrafts	**46**	201	360
Other loans and bonds	**413**	438	835
Deferred into properties under development for sale:			
– subsidiary companies	**(14)**	(44)	(68)
– jointly controlled companies	**(38)**	(152)	(267)
Capitalised on:			
– investment properties	**(87)**	(136)	(255)
– vessels	**(5)**	–	(12)
	315	307	593
Interest income on:			
Short-term deposits and bank balances	**(6)**	(7)	(15)
Other loans	**(14)**	(36)	(85)
	(20)	(43)	(100)
	295	264	493

5. Taxation

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
Hong Kong	**167**	104	220
Overseas	**44**	41	91
Tax on profits of jointly controlled companies	**39**	27	105
Tax on profits of associated companies	**104**	99	186
	354	271	602

Hong Kong profits tax is calculated at 16.0% (2001: 16.0%) on the estimated assessable profits for the period. Overseas taxation is calculated at tax rates applicable in countries in which the group is assessable for tax.

6. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders for the period ended 30th June 2002 of HK$2,734 million (2001: HK$2,409 million) by the weighted average number of 940,111,885 'A' shares and 3,059,301,271 'B' shares in issue during the period and throughout 2001.

7. Fixed assets

	Properties HK$M	Plant and machinery HK$M	Vessels HK$M	Total HK$M
Cost or valuation:				
At 31st December 2001	68,578	3,852	3,071	75,501
Translation differences	27	32	1	60
Additions	392	118	462	972
Disposals	(422)	(75)	(75)	(572)
At 30th June 2002	68,575	3,927	3,459	75,961
Depreciation:				
At 31st December 2001	507	2,465	1,268	4,240
Translation differences	2	19	–	21
Charge for the period	31	171	54	256
Disposals	–	(63)	(75)	(138)
At 30th June 2002	540	2,592	1,247	4,379
Net book value:				
At 30th June 2002	**68,035**	**1,335**	**2,212**	**71,582**
At 31st December 2001	68,071	1,387	1,803	71,261

8. Trade and other receivables

Trade and other receivables of HK$1,700 million includes trade debtors of HK$1,220 million. The aged analysis of these is as follows:

	30th June **2002 HK$M**	31st December 2001 HK$M
Under three months	**1,109**	991
Between three and six months	**63**	146
Over six months	**48**	30
	1,220	1,167

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

9. Trade and other payables

Trade and other payables of HK$7,325 million includes trade creditors of HK$615 million. The aged analysis of these is as follows:

	30th June **2002 HK$M**	31st December 2001 HK$M
Under three months	**609**	510
Between three and six months	**2**	20
Over six months	**4**	4
	615	534

10. Reserves

	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 31st December 2001							
– as originally stated	41,583	28,752	342	21	134	1,186	72,018
– change in accounting policy for retirement benefits (note 2(b))	(106)	–	–	–	–	–	(106)
– as restated	41,477	28,752	342	21	134	1,186	71,912
Profit for the period	2,734	–	–	–	–	–	2,734
2001 final dividend	(1,179)	–	–	–	–	–	(1,179)
Goodwill reinstated on disposal of a subsidiary company	3	–	–	–	–	–	3
Revaluation surplus on investment properties transferred to operating profit on disposal	–	(337)	–	–	–	–	(337)
Exchange differences on cash flow hedges							
– recognised during the period	–	–	–	–	–	(529)	(529)
– transferred to profit for the period	–	–	–	–	–	(198)	(198)
Revaluation surplus on investment securities recognised during the period	–	–	–	–	185	–	185
Exchange differences	21	–	–	–	–	–	21
At 30th June 2002	43,056	28,415	342	21	319	459	72,612

The revenue reserve at 30th June 2002 includes HK$621 million representing the proposed interim dividend for the period (31st December 2001: HK$1,179 million representing the proposed final dividend for 2001).

11. Contingencies and commitments

	30th June 2002 HK$M	31st December 2001 HK$M
(a) Outstanding commitments for capital expenditure at the end of the period :		
Contracted for but not provided for in the accounts	**2,364**	1,915
Authorised by Directors but not contracted for	**481**	1,405
(b) Guarantees have been given in respect of bank loans and other liabilities outstanding at the end of the period amounting to:		
Jointly controlled companies	**1,225**	1,226
Third parties	**149**	88
	1,374	1,314

12. Related party transactions

There are agreements for services, in respect of which John Swire & Sons Limited provides services to various companies in the group and under which costs are reimbursed and fees are payable. Services fees are calculated as 2.5% (2001: 2.5%) of the relevant company's consolidated profit before tax, extraordinary items and minority interests, adjusted by disregarding any profits and losses on sale of fixed assets and from jointly controlled and associated companies but including dividends receivable from these companies.

The following is a summary of the significant transactions between the group and related parties which were carried out in the normal course of the group's business:

	For the six months ended 30th June							
	Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
Note	**2002 HK$M**	2001 HK$M	**2002 HK$M**	2001 HK$M	**2002 HK$M**	2001 HK$M	**2002 HK$M**	2001 HK$M
(a) Revenue from sales of goods and rendering of services	**15**	12	**5**	5	**–**	–	**–**	–
(a) Purchases of goods and services	**95**	84	**15**	7	**5**	5	**–**	–
(b) Rental revenue	**7**	5	**3**	3	**4**	2	**21**	23
(c) Interest income	**4**	6	**10**	23	**–**	–	**–**	–
(c) Interest charges	**4**	8	**–**	–	**–**	–	**–**	–

None of the above related party transactions constitutes a discloseable connected transaction as defined in the Listing Rules.

Notes:

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms no less than those charged to/by and contracted with other third party customers/suppliers of the group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Quasi-equity loans advanced to jointly controlled and associated companies are non-interest bearing whilst other loans advanced to and loans due to jointly controlled companies bear interest at market rates. These loans have no fixed settlement dates.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Listing Rules").

Directors' interests

At 30th June 2002, the interests of the Directors in the shares of Swire Pacific Limited and in its associated corporations [within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI")], as recorded in the register maintained under section 29 of the SDI were as follows:

	Personal Interests	Other Interests	Total	Remarks
Swire Pacific Limited – 'A' shares				
J W J Hughes-Hallett	4,500	–	4,500	–
P A Johansen	10,000	–	10,000	–
T S Lo	8,774	–	8,774	–
Sir Adrian Swire	–	1,364,006	1,364,006	See Note 1
D M Turnbull	1,266	–	1,266	–
Swire Pacific Limited – 'B' shares				
M J Bell	30,000	–	30,000	–
D Ho	100,000	–	100,000	–
J W J Hughes-Hallett	158,000	–	158,000	–
P A Johansen	–	200,000	200,000	See Note 2
T S Lo	3,948	–	3,948	–
C Lee	750,000	20,130,000	20,880,000	See Note 3
Sir Adrian Swire	4,813,169	20,810,916	25,624,085	See Note 1
Cathay Pacific Airways Limited – Ordinary shares				
J W J Hughes-Hallett	12,000	–	12,000	

Notes:

(1) All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Other Interests" are held by him as trustee only and he has no beneficial interest in those shares.

(2) P A Johansen is a beneficiary of trusts which hold the 200,000 Swire Pacific Limited 'B' shares listed under "Other Interests".

(3) C Lee is a beneficiary of a trust which holds the 20,130,000 Swire Pacific Limited 'B' shares listed under "Other Interests".

Neither during nor prior to the period under review has any right been granted to, or exercised by, any Director of Swire Pacific Limited, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of Swire Pacific Limited.

Other than as stated above, the Directors of Swire Pacific Limited held no interests, whether beneficial or non-beneficial, in the shares or warrants of Swire Pacific Limited or its associated corporations.

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 30th June 2002 the Company had been notified of the following interests, being 10% or more of the Company's issued capital. These interests are in addition to those disclosed above in respect of the Directors:

	'A' shares	'B' shares		Remarks
John Swire & Sons Limited	40,765,128	1,977,875,765		–
Shrewsbury Holdings Limited	–	321,240,444	)	Duplication of John Swire
John Swire & Sons (H.K.) Limited	40,661,326	1,940,278,746	)	& Sons Limited's holding
Brandes Investment Partners, L.P.	130,714,465	–		–
The Capital Group Companies, Inc.	104,167,688	–		–
Franklin Resources, Inc.	94,100,191	–		–

At 30th June 2002, the John Swire & Sons Limited Group owned directly or indirectly interests in shares of Swire Pacific Limited representing 28.07% of the issued capital and 50.50% of the voting rights.

Share capital

During the period under review, Swire Pacific Limited did not purchase, sell or redeem any shares in Swire Pacific Limited.

Subsequently, Swire Pacific Limited made the following purchases of its shares on the Hong Kong stock exchange. These purchases were made for the benefit of the Company and the shareholders taking into account relevant factors and circumstances at the time. All the shares purchased were cancelled.

	Month	Number purchased	Highest price paid	Lowest price paid	Total cost
			HK$	HK$	HK$
'A' shares	July	1,410,000	39.40	38.10	54,619,350
'B' shares	July	7,965,000	5.60	5.50	44,269,000

主要股東

根據披露權益條例第16(1)條設置的主要股東名冊顯示，於二零零二年六月三十日，本公司獲通知以下相等於本公司已發行股本10%或以上之權益。此等權益不包括在上述各董事所披露之權益內。

	'A'股	'B'股		備註
英國太古集團有限公司	40,765,128	1,977,875,765		–
Shrewsbury Holdings Limited	–	321,240,444	)	與英國太古集團有限公司
香港太古集團有限公司	40,661,326	1,940,278,746	)	之持股量重複
Brandes Investment Partners, L.P.	130,714,465	–		–
The Capital Group Companies, Inc.	104,167,688	–		–
Franklin Resources, Inc.	94,100,191	–		–

於二零零二年六月三十日，英國太古集團有限公司直接或間接擁有太古股份有限公司之股份權益，佔已發行股本28.07%，及投票權50.50%。

股本

於回顧期內，太古股份有限公司並無購買、出售或贖回任何太古股份有限公司之股份。

然而期後，太古股份有限公司於香港聯合交易所購回以下之股份。購回此等股份乃從本公司及其股東之利益出發，亦已考慮過相關之因素及當時之情況。所有購回之股份已被註銷。

	月份	購回股份數目	每股最高價格（港元）	每股最低價格（港元）	成本總額（港元）
'A' 股	七月	1,410,000	39.40	38.10	54,619,350
'B' 股	七月	7,965,000	5.60	5.50	44,269,000

公司管治

本公司並無董事知悉任何資料足以合理指出本公司在中期報告所述的會計期內任何時間，未有遵守香港聯合交易所有限公司證券上市規則（「上市規則」）內之最佳應用守則。

董事權益

於二零零二年六月三十日，根據證券（披露權益）條例（「披露權益條例」）第29條規定設置的名冊所記錄，各董事在太古股份有限公司及其相聯法團（定義見披露權益條例）的股份擁有以下權益：

	個人權益	其他權益	總額	備註
太古股份有限公司 — 'A' 股				
何禮泰	4,500	–	4,500	–
容漢新	10,000	–	10,000	–
羅德丞	8,774	–	8,774	–
施雅迪爵士	–	1,364,006	1,364,006	見附註1
唐寶麟	1,266	–	1,266	–
太古股份有限公司 — 'B' 股				
包銘鏗	30,000	–	30,000	–
何祖英	100,000	–	100,000	–
何禮泰	158,000	–	158,000	–
容漢新	–	200,000	200,000	見附註2
羅德丞	3,948	–	3,948	–
利乾	750,000	20,130,000	20,880,000	見附註3
施雅迪爵士	4,813,169	20,810,916	25,624,085	見附註1
國泰航空有限公司 — 普通股				
何禮泰	12,000	–	12,000	

附註：

(1) 所有由施雅迪爵士在「其他權益」項下持有之太古股份有限公司'A'股及'B'股均僅以受託人身份持有，其於該等股份中並無實益。

(2) 容漢新乃信託之受益人，該等信託持有列於「其他權益」項下之太古股份有限公司'B'股200,000股。

(3) 利乾乃一信託之受益人，該信託持有於「其他權益」項下之太古股份有限公司'B'股20,130,000股。

在回顧期內或之前，太古股份有限公司任何董事或任何董事的配偶或未成年子女均無獲授或行使任何權利，認購太古股份有限公司股份、認股權證或債券。

除上述者外，太古股份有限公司各董事在太古股份有限公司或其相聯法團的股份或其認股權證中並無持有實益或非實益。

12. 有關連人士交易

英國太古集團有限公司與集團內若干公司訂有服務協議，提供服務予該等公司，並根據該等協議收取服務成本及費用。服務費用按有關公司扣除稅項、非經常性項目及少數股東權益前之綜合溢利（不包括出售固定資產及來自共同控制及聯屬公司之任何盈虧，但包括來自此等公司之應收股息予以調整）之2.5%（二零零一年為2.5%）計算。

本集團與有關連人士於集團正常業務範圍內進行之重大交易摘錄如下：

	截至六月三十日止六個月							
	共同控制公司		聯屬公司		同系附屬公司		中間控股公司	
Note	**二零零二年 港幣百萬元**	二零零一年 港幣百萬元	**二零零二年 港幣百萬元**	二零零一年 港幣百萬元	**二零零二年 港幣百萬元**	二零零一年 港幣百萬元	**二零零二年 港幣百萬元**	二零零一年 港幣百萬元
(a) 來自出售貨物及提供服務之收益	**15**	12	**5**	5	**–**	–	**–**	–
(a) 購買貨物及服務	**95**	84	**15**	7	**5**	5	**–**	–
(b) 租金收益	**7**	5	**3**	3	**4**	2	**21**	23
(c) 利息收入	**4**	6	**10**	23	**–**	–	**–**	–
(c) 利息支出	**4**	8	**–**	–	**–**	–	**–**	–

以上各項有關連人士交易並無構成上市規則所界定之須予披露關連交易。

附註：

(a) 向有關連人士出售貨物及提供服務，以及從有關連人士購入貨物及獲得服務，均是在正常業務範圍內，按不低於向本集團其他第三方顧客／供應商收取／應付及與之訂立之價格及條款進行。

(b) 太古地產集團曾在其正常業務範圍內，與有關連人士訂立租約，各租約期限不同，最長達六年。該等租約均按一般商業條款訂立。

(c) 向共同控制及聯屬公司提供之準股本借款為無息借款，而其他向共同控制公司提供之借款及欠共同控制公司之借款則按市場利率計息。所有借款均無固定之償還日期。

10. 儲備

	收益儲備 港幣百萬元	物業估值儲備 港幣百萬元	股份溢價賬 港幣百萬元	資本贖回儲備 港幣百萬元	投資重估儲備 港幣百萬元	現金流量對沖儲備 港幣百萬元	總額 港幣百萬元
二零零一年十二月三十一日結算							
— 如原本列值	41,583	28,752	342	21	134	1,186	72,018
— 有關退休福利之會計政策變動（附註2(b)）	(106)	–	–	–	–	–	(106)
— 如重列	41,477	28,752	342	21	134	1,186	71,912
本期溢利	2,734	–	–	–	–	–	2,734
二零零一年末期股息	(1,179)	–	–	–	–	–	(1,179)
一家附屬公司售出時重列之商譽值	3	–	–	–	–	–	3
因出售投資物業而轉撥至營業溢利之重估盈餘	–	(337)	–	–	–	–	(337)
現金流量對沖匯兑差額							
— 期內已確認	–	–	–	–	–	(529)	(529)
— 轉撥至本期溢利	–	–	–	–	–	(198)	(198)
投資證券於本期內確認之重估盈餘	–	–	–	–	185	–	185
匯兑差額	21	–	–	–	–	–	21
於二零零二年六月三十日結算	43,056	28,415	342	21	319	459	72,612

於二零零二年六月三十日結算之收益儲備包括本期擬派之中期股息港幣六億二千一百萬元（二零零一年十二月三十一日：二零零一年擬派末期股息港幣十一億七千九百萬元）。

11. 或有債務及承擔

	六月三十日 二零零二年 港幣百萬元	十二月三十一日 二零零一年 港幣百萬元
(a) 截至本期期終資本性開支尚有承擔如下：		
已訂約但未在賬目中備付	2,364	1,915
已獲董事局批准但未訂約	481	1,405
(b) 已對下列截至本期期終尚欠之銀行借款及其他負債給予擔保：		
共同控制公司	1,225	1,226
第三方	149	88
	1,374	1,314

7. 固定資產

	物業 港幣百萬元	機器及設備 港幣百萬元	船隻 港幣百萬元	總額 港幣百萬元
原價或估值：				
二零零一年十二月三十一日結算	68,578	3,852	3,071	75,501
匯兌差額	27	32	1	60
增購	392	118	462	972
出售	(422)	(75)	(75)	(572)
二零零二年六月三十日結算	68,575	3,927	3,459	75,961
折舊：				
二零零一年十二月三十一日結算	507	2,465	1,268	4,240
匯兌差額	2	19	–	21
本期折舊	31	171	54	256
出售	–	(63)	(75)	(138)
二零零二年六月三十日結算	540	2,592	1,247	4,379
賬面淨值：				
二零零二年六月三十日結算	**68,035**	**1,335**	**2,212**	**71,582**
二零零一年十二月三十一日結算	68,071	1,387	1,803	71,261

8. 貿易及其他應收款項

貿易及其他應收款項港幣十七億元包括應收貿易賬項港幣十二億二千萬元。應收貿易賬項之賬齡分析如下：

	六月三十日 二零零二年 港幣百萬元	十二月三十一日 二零零一年 港幣百萬元
少於三個月	**1,109**	991
三至六個月	**63**	146
六個月以上	**48**	30
	1,220	1,167

集團旗下公司各有不同之信貸政策，視乎其營業市場及業務之要求而定。編制應收賬項之賬齡分析並加以密切監察之目的，乃為盡量減低任何與應收款項有關之信貸風險。

9. 貿易及其他應付款項

貿易及其他應付款項港幣七十三億二千五百萬元包括應付貿易賬項港幣六億一千五百萬元。應付貿易賬項之賬齡分析如下：

	六月三十日 二零零二年 港幣百萬元	十二月三十一日 二零零一年 港幣百萬元
少於三個月	**609**	510
三至六個月	**2**	20
六個月以上	**4**	4
	615	534

4. 財務支出淨額

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
利息支出如下：			
銀行借款及透支	**46**	201	360
其他借款及債券	**413**	438	835
遞延入發展中供出售物業：			
— 附屬公司	**(14)**	(44)	(68)
— 共同控制公司	**(38)**	(152)	(267)
撥入成本：			
— 投資物業	**(87)**	(136)	(255)
— 船隻	**(5)**	–	(12)
	315	307	593
利息收益如下：			
短期存款及銀行結餘	**(6)**	(7)	(15)
其他借款	**(14)**	(36)	(85)
	(20)	(43)	(100)
	295	264	493

5. 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
香港	**167**	104	220
海外	**44**	41	91
共同控制公司溢利之稅項	**39**	27	105
聯屬公司溢利之稅項	**104**	99	186
	354	271	602

香港利得稅乃以本期之估計應課稅溢利按稅率16.0%計算(二零零一年：16.0%)。海外稅以集團在應課稅國家，按當地適用稅率計算。

6. 每股盈利

每股盈利乃以截至二零零二年六月三十日之股東應佔溢利港幣二十七億三千四百萬元(二零零一年：港幣二十四億零九百萬元)除以該期間及二零零一年內已發行之'A'股940,111,885股及'B'股3,059,301,271股之加權平均數。

2. 擬備基準及會計政策

除下述為遵照由香港會計師公會頒佈於二零零二年一月一日或以後開始之會計期生效之新及經修訂會計實務準則而作出之會計政策變動外，此中期報告乃根據與二零零一年報告書所載之主要會計政策相符之基準編製。.

(a) 因採用會計實務準則第11號（經修訂）「外幣折算」，以外幣計值之附屬公司、共同控制公司及聯屬公司之損益賬於年內均以加權平均匯率折算。往年此等損益賬均以資產負債表結算日之兌換率折算。此等變動對損益賬未有造成重大之影響。

(b) 本集團於二零零二年實施會計實務準則第34號「僱員福利」。根據此標準，退休福利成本乃採用預計單位貸記法估量。按照此成本法，計劃資產按公平值衡量，而退休福利責任則參考期限與優質公司債券之相若負債的市場孳息率，以預計其未來現金流量，再折算為現值。此乃會計政策上之改變，因往年退休福利成本採用已達工齡法，根據該年度應付業績貢獻之精算定值記入損益賬中。此變動之影響為二零零二年一月一日之期初儲備減少港幣一億零六百萬元。比較數字未有重列。

(c) 因採用會計實務準則第1號（經修訂）「財務報表的呈報」及會計實務準則第15號（經修訂）「現金流量表」，呈報方式已作出某些變動。

此中期報告遵照由香港會計師公會頒佈之會計實務準則第25號「中期財務報告」之規定及香港聯合交易所有限公司上市規則之披露規定擬備。

3. 營業溢利

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
營業溢利已扣除：			
售出存貨之成本	**2,710**	2,614	6,035
固定資產折舊	**256**	258	517
營業租賃支出：			
土地及樓宇	**46**	43	76
其他設備	**15**	9	18
遞延支出攤銷	**29**	39	118
投資證券減值虧損	**29**	–	–
並經計入：			
租金收入總額	**2,324**	2,354	4,769
減：支出	**464**	453	1,001
租金收入淨額	**1,860**	1,901	3,768
船隻租金收入	**456**	405	893
出售發展物業溢利	**25**	22	170
出售固定資產溢利	**314**	3	205
出售一家共同控制公司溢利	**69**	–	–

1. 分部資料(續)

(a) 主要報告形式 — 按部門劃分業務(續):

截至二零零一年十二月三十一日止年度	公司及其附屬公司 營業總額 港幣百萬元	公司及其附屬公司 營業溢利 港幣百萬元	公司及其附屬公司 財務支出淨額 港幣百萬元	共同控制公司 應佔溢利減虧損 港幣百萬元	聯屬公司 應佔溢利減虧損 港幣百萬元	集團 除稅前溢利 港幣百萬元	太古公司股東應佔溢利 港幣百萬元
地產							
物業投資	4,828	3,471	(352)	19		3,138	2,571
物業買賣	1,092	128		210		338	346
出售投資物業	261	205				205	205
酒店及食肆				(57)	50	(7)	(17)
發展物業準備				(312)		(312)	(312)
	6,181	**3,804**	**(352)**	**(140)**	**50**	**3,362**	**2,793**
航空							
航空服務及航空飲食					373	373	282
飛機工程					155	155	139
貨物處理					156	156	96
其他			6			6	3
	–	**–**	**6**	**–**	**684**	**690**	**520**
飲料	**4,661**	**304**	**(58)**	**85**	**–**	**331**	**252**
海洋服務							
修船、地面工程及港口拖船				36		36	33
貨櫃處理				25	295	320	272
擁有及經營船隻	893	336	(28)	9		317	312
	893	**336**	**(28)**	**70**	**295**	**673**	**617**
貿易及實業							
汽車經銷	2,603	96	(14)			82	19
鞋及成衣經銷	590	47	(1)	9		55	37
廢料處理				121		121	97
飲料罐供應				(27)		(27)	(27)
漆油供應				13		13	12
其他業務	301	(31)		22		(9)	(8)
	3,494	**112**	**(15)**	**138**	**–**	**235**	**130**
總部項目	**96**	**(165)**	**(46)**	**–**	**–**	**(211)**	**(194)**
分部之間抵銷	**(127)**						
總計	15,198	4,391	(493)	153	1,029	5,080	4,118

截至二零零一年六月三十日止六個月	公司及其附屬公司 營業總額 港幣百萬元	公司及其附屬公司 營業溢利 港幣百萬元	公司及其附屬公司 財務支出淨額 港幣百萬元	共同控制公司 應佔溢利減虧損 港幣百萬元	聯屬公司 應佔溢利減虧損 港幣百萬元	集團 除税前溢利 港幣百萬元	太古公司股東應佔溢利 港幣百萬元
地產							
物業投資	2,382	1,758	(199)	13		1,572	1,337
物業買賣	174	1		23		24	14
出售投資物業						–	–
酒店及食肆				(21)	30	9	2
發展物業準備						–	–
	2,556	**1,759**	**(199)**	**15**	**30**	**1,605**	**1,353**
航空							
航空服務及航空飲食					656	656	601
飛機工程					87	87	78
貨物處理					38	38	23
其他			6			6	2
	–	**–**	**6**	**–**	**781**	**787**	**704**
飲料	**2,207**	**105**	**(40)**	**45**	**–**	**110**	**85**
海洋服務							
修船、地面工程及港口拖船				23		23	22
貨櫃處理				13	132	145	124
擁有及經營船隻	405	133	(24)	2		111	109
	405	**133**	**(24)**	**38**	**132**	**279**	**255**
貿易及實業							
汽車經銷	1,321	80	(8)			72	41
鞋及成衣經銷	300	30		5		35	28
廢料處理				38		38	29
飲料罐供應				(17)		(17)	(17)
漆油供應				1		1	–
其他業務	147	(11)		15		4	2
	1,768	**99**	**(8)**	**42**	**–**	**133**	**83**
總部項目	**13**	**(70)**	**1**	**–**	**–**	**(69)**	**(71)**
分部之間抵銷	**(29)**						
總計	6,920	2,026	(264)	140	943	2,845	2,409

1. 分部資料

(a) 主要報告形式 — 按部門劃分業務：

截至二零零二年六月三十日止六個月	公司及其附屬公司 營業總額 港幣百萬元	公司及其附屬公司 營業溢利 港幣百萬元	公司及其附屬公司 財務支出淨額 港幣百萬元	共同控制公司 應佔溢利減虧損 港幣百萬元	聯屬公司 應佔溢利減虧損 港幣百萬元	集團 除稅前溢利 港幣百萬元	太古公司股東應佔溢利 港幣百萬元
地產							
物業投資	2,355	1,723	(189)	11		1,545	1,250
物業買賣	129	11		52		63	44
出售投資物業	410	315				315	314
酒店及食肆				(9)	36	27	21
發展物業準備						–	–
	2,894	**2,049**	**(189)**	**54**	**36**	**1,950**	**1,629**
航空							
航空服務及航空飲食					654	654	610
飛機工程					126	126	108
貨物處理					102	102	61
其他							
	–	**–**	**–**	**–**	**882**	**882**	**779**
飲料	**2,365**	**114**	**(23)**	**64**	**–**	**155**	**104**
海洋服務							
修船、地面工程及港口拖船				14		14	11
貨櫃處理				11	124	135	115
擁有及經營船隻	456	162	(5)	14		171	168
	456	**162**	**(5)**	**39**	**124**	**320**	**294**
貿易及實業							
汽車經銷	1,224	5	(4)			1	(22)
鞋及成衣經銷	325	26		7		33	25
廢料處理				37		37	32
飲料罐供應				7		7	7
漆油供應				4		4	4
其他業務	158	66		2		68	67
	1,707	**97**	**(4)**	**57**	**–**	**150**	**113**
總部項目	**12**	**(111)**	**(74)**	**–**	**–**	**(185)**	**(185)**
分部之間抵銷	**(28)**						
總計	**7,406**	**2,311**	**(295)**	**214**	**1,042**	**3,272**	**2,734**

業務分部之間的銷售以向非聯繫客戶出售同類貨物及服務而收取的市場競爭價格而計算。

(b) 次級報告形式 — 按地區劃分：

	營業總額 截至六月三十日止六個月 二零零二年 港幣百萬元	營業總額 截至六月三十日止六個月 二零零一年 港幣百萬元	營業總額 截至十二月三十一日止年度 二零零一年 港幣百萬元	營業溢利／(虧損) 截至六月三十日止六個月 二零零二年 港幣百萬元	營業溢利／(虧損) 截至六月三十日止六個月 二零零一年 港幣百萬元	營業溢利／(虧損) 截至十二月三十一日止年度 二零零一年 港幣百萬元
香港	**3,938**	3,653	7,746	**2,009**	1,704	3,603
亞洲(不包括香港)	**1,642**	1,610	3,256	**42**	104	178
北美洲	**1,370**	1,252	3,303	**98**	85	274
擁有及經營船隻	**456**	405	893	**162**	133	336
	7,406	6,920	15,198	**2,311**	2,026	4,391

太古股份集團之業務主要以香港為基地。船隻擁有及營運業務屬國際性，不可歸入特定的地區。

綜合權益變動表

	截至六月三十日止六個月 二零零二年 港幣百萬元	截至六月三十日止六個月 二零零一年 港幣百萬元	截至十二月三十一日止年度 二零零一年 港幣百萬元
一月一日結算			
— 如原本列值	**72,949**	77,423	77,423
— 有關退休福利之會計政策變動(附註2(b))	**(106)**	–	–
— 如重列	**72,843**	77,423	77,423
出售附屬及共同控制公司時重列之商譽值	**3**	7	163
於年底之物業估值減少	**–**	–	(6,137)
應佔共同控制公司持有投資物業之重估虧損	**–**	–	(665)
因出售投資物業而轉撥至營業溢利之重估盈餘	**(337)**	–	(181)
現金流量對沖之匯兑差額			
— 於本期內確認	**(529)**	477	564
— 轉撥至損益賬	**(198)**	(80)	(250)
投資證券於本期內確認之重估盈餘／(虧損)	**185**	3	(104)
因出售投資證券而轉撥至營業溢利之重估盈餘	**–**	(207)	(207)
匯兑差額	**21**	(31)	(37)
未於綜合損益賬確認之(虧損)／收益淨額	**(855)**	169	(6,854)
本期溢利	**2,734**	2,409	4,118
本期內已付股息	**(1,179)**	(1,179)	(1,738)
於期末結算	**73,543**	78,822	72,949
組成：			
除擬派股息後結餘	**72,922**	78,263	71,770
擬派股息	**621**	559	1,179
	73,543	78,822	72,949

	截至六月三十日止六個月 二零零二年 港幣百萬元	截至六月三十日止六個月 二零零一年 港幣百萬元	截至十二月三十一日止年度 二零零一年 港幣百萬元
營業			
來自營運之現金	**2,041**	1,632	4,069
已付利息	**(462)**	(617)	(1,160)
已收利息	**19**	41	100
已付利得稅	**(71)**	(111)	(206)
	1,527	945	2,803
共同控制及聯屬公司及其他投資之已收股息	**552**	1,117	1,672
來自營業之現金淨額	**2,079**	2,062	4,475
投資業務			
收購固定資產	**(880)**	(800)	(1,377)
出售固定資產所得款項	**410**	50	580
收購在共同控制公司股權及予共同控制公司借款	**(32)**	(243)	(2,092)
收購在聯屬公司股權及予聯屬公司借款	**–**	(619)	(623)
出售在共同控制公司股權及共同控制公司之還款	**2,088**	90	458
出售在聯屬公司股權及聯屬公司之還款	**199**	919	966
出售在投資證券之股權及投資證券之還款	**9**	2	5
收購投資證券	**(35)**	–	(7)
長期應收款項減少	**10**	10	49
遞延支出	**(21)**	(20)	(70)
投資業務產生／(使用)之現金淨額	**1,748**	(611)	(2,111)
融資業務			
動用借款及再籌資	**300**	2,510	5,588
償還借款	**(2,641)**	(1,977)	(4,892)
向少數股東償還借款	**(42)**	(93)	(327)
已付股息 — 股東	**(1,179)**	(1,179)	(1,738)
— 少數股東權益	**(50)**	(203)	(235)
融資使用之現金淨額	**(3,612)**	(942)	(1,604)
現金及現金等價物之增加	**215**	509	760
一月一日結算之現金及現金等價物	**(800)**	(1,538)	(1,538)
貨幣調整	**(14)**	22	(22)
於期末結算之現金及現金等價物	**(599)**	(1,007)	(800)
組成：			
於三個月內到期並持有至到期之非上市證券	**65**	94	95
銀行結存及於三個月內到期之短期存款	**317**	370	271
銀行透支及於三個月內到期之短期借款	**(981)**	(1,471)	(1,166)
	(599)	(1,007)	(800)

綜合資產負債表

	附註	六月三十日 二零零二年 港幣百萬元	十二月三十一日 二零零一年 港幣百萬元
資產			
非流動資產			
固定資產	7	**71,582**	71,261
共同控制公司		**6,108**	8,058
聯屬公司		**17,322**	17,685
投資證券及長期應收款項		**357**	371
遞延支出		**231**	231
退休福利資產		**111**	–
		95,711	97,606
流動資產			
供出售物業		**2,202**	1,683
存貨及進行中工程		**916**	1,055
貿易及其他應收款項	8	**1,700**	1,799
持有至到期之證券 — 非上市		**65**	95
短期存款及銀行結餘		**317**	271
		5,200	4,903
流動負債			
貿易及其他應付款項	9	**7,325**	7,305
稅項		**349**	209
銀行透支及短期借款		**981**	1,166
一年內須償還之長期借款及債券		**1,428**	1,748
		10,083	10,428
流動負債淨額		**(4,883)**	(5,525)
資產總額減流動負債		**90,828**	92,081
非流動負債			
永久資本證券		**4,642**	4,642
長期借款及債券		**7,613**	9,625
遞延稅項		**38**	24
遞延負債		**95**	96
退休福利負債		**121**	94
		12,509	14,481
少數股東權益		**4,776**	4,651
資產淨值		**73,543**	72,949
資本及儲備			
股本		**931**	931
儲備	10	**72,612**	72,018
股東資金		**73,543**	72,949

	附註	截至六月三十日止六個月 二零零二年 港幣百萬元	截至六月三十日止六個月 二零零一年 港幣百萬元	截至十二月三十一日止年度 二零零一年 港幣百萬元
營業總額		**7,406**	6,920	15,198
銷售成本		**(3,627)**	(3,518)	(7,990)
溢利總額		**3,779**	3,402	7,208
其他收益		**98**	8	47
分銷成本		**(894)**	(708)	(1,524)
行政開支		**(501)**	(618)	(1,174)
其他營業開支		**(171)**	(58)	(166)
營業溢利	3	**2,311**	2,026	4,391
財務支出		**(315)**	(307)	(593)
財務收入		**20**	43	100
財務支出淨額	4	**(295)**	(264)	(493)
應佔共同控制公司溢利減虧損		**214**	140	153
應佔聯屬公司溢利減虧損		**1,042**	943	1,029
除税前溢利		**3,272**	2,845	5,080
税項	5	**354**	271	602
除税後溢利		**2,918**	2,574	4,478
少數股東權益		**184**	165	360
股東應佔溢利		**2,734**	2,409	4,118
股息				
中期 — 擬派／已付		**621**	559	559
末期 — 擬派		**–**	–	1,179
		621	559	1,738
		港仙	港仙	港仙
每股盈利	6			
'A' 股		**176.2**	155.2	265.3
'B' 股		**35.2**	31.0	53.1

	二零零二年 中期 港仙	二零零一年 中期 港仙	二零零一年 末期 港仙	二零零一年 總額 港仙
每股股息				
'A' 股	**40.0**	36.0	76.0	112.0
'B' 股	**8.0**	7.2	15.2	22.4

淨債務及資本與負債比率

二零零二年六月三十日結算之股東資金及少數股東權益總額為港幣七百八十三億一千九百萬元(二零零一年十二月三十一日:港幣七百七十六億元)。二零零二年六月三十日結算,借款淨額為港幣一百四十一億八千八百萬元,二零零一年十二月三十一日為港幣一百六十七億五千六百萬元。

本集團之資本與負債比率為18%,二零零一年十二月三十一日為22%。本集團55%之借款總額以固率為基準,45%以浮率為基準。

借款總額分析

還款期限	港幣百萬元	
一年內	2,410	17%
一至兩年	2,769	19%
兩至五年	4,843	33%
五年以上	4,642	31%
	14,664	100%

貨幣	港幣百萬元	
港幣	7,981	55%
美元	6,070	41%
新台幣	601	4%
其他	12	–
	14,664	100%

融資來源	港幣百萬元	
貨幣市場及其他未承擔之融資	896	6%
銀行及其他貸款	2,753	19%
固率/浮率票據	3,200	22%
私人配售	852	6%
債券	2,321	16%
永久資本證券	4,642	31%
	14,664	100%

已承擔融資佔本集團未償還借款總額94%。二零零二年六月三十日結算本集團未動用之銀行融資為港幣六十三億零九百萬元,其中港幣四十億四千三百萬元為已承擔之融資。

或有債務

二零零二年六月三十日結算對共同控制公司及第三方給予擔保之銀行借款及其他負債數額為港幣十三億七千四百萬元,二零零一年十二月三十一日結算為港幣十三億一千四百萬元。

衍生工具交易

在二零零二年上半年,太古公司及其附屬公司進行以下之衍生工具交易,以對沖潛在之財務風險。

- 一項五千萬美元之固率債務於未來三年間進行貨幣掉期,將固率港幣付息(太古所付)對換為固定美元付款(太古所收)。
- 有關於二零零二年七月至二零零三年六月期間購入2,850公噸鋁之選擇權及互換交易。此等鋁乃供太古飲料製罐之用。

列載於二零零一年報告書第35頁之衍生工具交易於二零零二年六月三十日尚未平倉。該報告書亦列述本集團之財務風險管理政策。

貿易及實業部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
營業總額			
太古汽車集團	**1,224**	1,321	2,603
太古資源集團	**325**	300	590
其他附屬公司及總部	**158**	147	301
	1,707	1,768	3,494
營業溢利			
太古汽車集團	**5**	80	96
太古資源集團	**26**	30	47
其他附屬公司及總部之成本	**66**	(11)	(31)
	97	99	112
應佔共同控制公司除稅前溢利			
太古昇達集團	**37**	38	121
皇冠製罐集團	**7**	(17)	(27)
卜內門太古漆油	**4**	1	13
其他	**8**	5	9
已終止經營之業務	**1**	15	22
	57	42	138
應佔溢利	**113**	**83**	**130**

此部門上半年錄得應佔溢利港幣一億一千三百萬元，二零零一年則為港幣八千三百萬元。來自附屬公司之業績貢獻下降，但此部門大部分聯營公司之銷量及溢利與二零零一年相比均錄得增長。

本公司於上半年出售其於施耐德太古公司之股權，因而獲得溢利港幣六千九百萬元。這溢利大部分為此部門於中國內地之汽車貿易業務一項港幣五千萬元之經營合理化成本所抵銷。

附屬公司

除上述之經營合理化成本外，**太古汽車**集團於上半年之營業溢利錄得下降。此部門於台灣之汽車組合需求強大，特別是福士客車及富豪商用汽車，然而為香港持續疲弱之富豪及現代汽車銷量所抵銷。中國內地於期初表現暢旺之汽車銷量於第二季急跌。該集團已交出於台灣、華北及華南之富豪汽車經銷權，並將於第三季放棄於華東之經銷權。該集團最近獲得奧迪汽車之台灣經銷權，加強其於台灣此地之汽車品牌組合。

太古資源經營此部門之運動鞋及運動服業務，其近期之強健業績表現持續。儘管香港零售市道普遍疲弱，該公司仍錄得港幣二千六百萬元之溢利，只略低於二零零一年創紀錄之業績。該公司於五月份在香港開設第五十家分店。

太古糖業於過去十二個月間進行了大規模之業務重組，上半年錄得些微虧損，但現時營運已達致收支平衡之水平。

太古國光於上半年錄得些微虧損。隨著若干主要合約工程完成，預期下半年之業績會有改善。

共同控制公司

太古昇達廢料處理之香港業務因吞吐量下降及價格持續通縮，溢利微降。該公司於高雄市之廢料回收焚化廠管理合約繼續出現較預期為大之虧損，不過此等虧損已較二零零一年大幅減少。

皇冠製罐集團於上半年錄得顯著改善之業績，太古公司應佔溢利為港幣七百萬元，去年同期則錄得港幣一千七百萬元之虧損。集團旗下各公司之產品需求有所增加，尤以華北地區為甚，而針對業內產量過剩而作出經營合理化後，近年價格下瀉之現象已開始放緩。

卜內門太古漆油之業績繼續改善，太古公司應佔溢利為港幣四百萬元，去年同期溢利則少於港幣一百萬元。該公司於中國內地之銷量繼續錄得強勁之增長。

海洋服務部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
太古海洋開發			
營業總額	**456**	405	893
營業溢利	**162**	133	336
應佔共同控制公司及聯屬公司除稅前溢利			
修船、地面工程及港口拖船	**14**	23	36
貨櫃碼頭業務	**135**	145	320
離岸石油支援服務	**14**	2	9
	163	170	365
應佔溢利	**294**	**255**	**617**

營業摘要

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年	二零零一年	二零零一年
期末船隊規模			
船隻數目(太古海洋開發)	**52**	49	49
船隻數目(香港打撈及拖船)	**25**	25	25
	77	74	74
貨櫃碼頭吞吐量(標準貨櫃)			
現代貨箱碼頭(千個)	**1,647**	1,764	3,674
蛇口集裝箱碼頭(千個)	**347**	389	751
	1,994	2,153	4,425

此部門於上半年錄得應佔溢利港幣二億九千四百萬元，二零零一年同期則為港幣二億五千五百萬元。

太古海洋開發因本期內之離岸油田服務需求持續，令船隊之使用率及租船率均見上升。然而全球經濟不明朗導致新石油勘探活動及海底建設業務減少，致使對本年下半年之展望較為審慎。該公司於首六個月內接收第一艘擁有10,800匹制動馬力之UT-710停泊處理拖拉補給船及兩艘擁有7,200匹制動馬力之UT-738停泊處理拖拉補給船。預期本年下半年將接收另外五艘補給船，二零零三年再接收六艘。

香港聯合船塢因貨運市場嚴重萎縮致令船隻修理設施使用量下降，受到不利影響而導致盈利下降。地面工程業務繼續出現工程延遲及已計劃招標之項目延期招標之情況。

香港打撈及拖船因香港港口之船隻活動量減少而導致業績微降。該公司已於日本訂購另外四艘拖船，二零零二至二零零三年接收之新拖船因而增至六艘。

貨櫃碼頭之盈利與去年同期比較出現下降。**現代貨箱碼頭**因中國內地之貨箱碼頭競爭日趨激烈而受到影響，而由**蛇口集裝箱碼頭**處理之貨櫃量因中國遠洋運輸(集團)總公司之服務於去年底轉往凱豐集裝箱碼頭而微跌。本年下半年蛇口集裝箱碼頭之展望較令人鼓舞，預期處理船隻數量有所增加，貨運費用整體亦會提高。

香港華民航空因出口往歐洲之貨運量較強，且燃油價格較低，因而令上半年之業績較去年同期為佳。運載率維持72%，收益率則下降12.7%。香港華民航空於七月份開辦每週五班往東京之貨運航班服務。

國泰航空於二月份購入香港華民航空餘下25%股權，令該公司成為其全資附屬公司。香港華民航空隨後進行架構重組，現時該公司集中服務亞洲區。

港龍航空公司(港龍航空)因收益率下降及額外運載量令營業成本增加，錄得之中期溢利較去年為低。在二零零二年上半年內，共有一架A320型、一架A321型及一架A330-300型空中巴士加入機隊，用以增加往來中國內地主要城市之班次。港龍航空將於本年下半年再接收一架A330-300型空中巴士及一架波音747-300型貨機。

國泰航空飲食服務因新客戶帶來額外業務，於香港錄得較高之中期溢利。然而海外之航空飲食設施則錄得較去年為低之溢利。

香港機場地勤服務雖然承受競爭壓力及保險費用增加，然而上半年仍錄得較去年同期稍高溢利。

飲料部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
營業總額*	**2,365**	2,207	4,661
營業溢利	**114**	105	304
應佔共同控制公司除税前溢利	**64**	45	85
應佔溢利	**104**	**85**	**252**

* *營業總額不包括中國內地的業務，該等業務全部均為共同控制公司。二零零二年上半年來自中國內地業務的營業總額為港幣十六億一千五百萬元(二零零一年上半年為港幣十四億六千三百萬元；全年則為港幣二十八億八千三百萬元)。*

營業撮要

	截至二零零二年六月三十日止六個月				
	總數	香港	美國	台灣	中國內地
銷量(百萬箱)	**181.4**	21.1	37.6	21.9	100.8
專營地區人口(百萬人)	**408.4**	6.9	5.7	22.4	373.4
廠房數目	**16**	1	2	2	11
僱員數目	**11,842**	1,066	1,788	847	8,141

太古飲料之中期溢利為港幣一億零四百萬元，較去年同期業績上升22%。所有地區均錄得業績增長，此乃因新產品推出成功、物料價格下降，以及台灣和美國業務之融資成本降低等多個因素結合而成。此等盈利因股東融資重整令利息收入減少港幣一千四百萬元而部分抵銷。

中國內地之銷量因推出Qoo等多款非碳酸飲料而受惠，出現16%之顯著增長，Qoo早於台灣及香港享有非常理想的銷量。雖然推廣活動在某程度上導致初期邊際利潤低，但此等新的非碳酸飲料能為顧客提供更多選擇。良好的中期業績能否延續至全年，將視乎新產品的熱潮能否持續，以及能否提供更多細量裝碳酸飲料。

香港之銷量與去年上半年比較上升10%，一系列新產品及新口味有助增加產品需求。應佔溢利因銷售業務提高效率及汽水機帶來之業務回報上升而進一步提高。

台灣自Qoo果汁味飲料於二零零一年底推出市場後持續取得成功而受惠。雖然碳酸飲料之銷量隨著越多顧客轉飲非碳酸飲料而較為疲弱，但Qoo之銷量足可彌補有餘。上半年之總銷量增加12%。盈利因銷售收益、營運開支減省及融資成本降低而增加。

美國之銷量受到疲弱經濟影響，只較去年同期稍高。整體而言，儘管冬季奧運會帶來增支成本，盈利因價格微升及大大減省融資成本而上升。

營業撮要

國泰航空		截至六月三十日止六個月 二零零二年	二零零一年	增幅
收入乘客千米數	百萬	**23,072**	23,295	-1.0%
乘客運載人次	千位	**5,932**	5,891	+0.7%
乘客運載率	%	**78.1**	71.9	+6.2個百分點
乘客收益率	港仙	**45.4**	47.3	-4.0%
運載貨物	千噸	**386**	340	+13.5%
貨物及郵件運載率	%	**70.2**	65.1	+5.1個百分點
貨物及郵件收益率	港元	**1.83**	1.89	-3.2%
每可用噸千米成本	港元	**2.26**	2.32	-2.6%
除燃料外之每可用噸千米成本	港元	**1.90**	1.89	+0.5%
飛機使用量	每日時數	**11.8**	12.7	-7.1%
航班準時表現	%	**90.7**	84.8	+5.9個百分點

國泰航空集團於二零零二年上半年之股東應佔溢利為港幣十四億一千二百萬元。這標誌該集團之業績自二零零一年下半年錄得港幣六億六千二百萬元虧損後出現顯著轉變，並反映本年客運及貨運需求復甦帶來之正面影響。

國泰航空自二零零一年第四季停泊的五架客機及兩架貨機於上半年仍未重投服務，因而令所提供之座位數量下降8.9%。座位數量下降加上客運量復甦較預期為佳，導致乘客運載率增加6.2個百分點至78.1%。然而機票價格下降、頭等及商務客位客運量減少及亞洲區貨幣疲弱，令乘客收益率減少4.0%。營業總額下降4.9%至港幣一百零五億五千萬元。

國泰航空之貨運業務增長強勁，亞洲出口額回升令載運噸數增加13.5%。然而貨運業運載量過剩致使貨物收益率持續偏軟，與去年相比低3.2%。

隨著經濟情況有跡象逐漸轉好，國泰航空正安排將之前停泊的五架客機及一架貨機重投服務，並逐步恢復去年暫停之航班服務。此外，國泰航空亦開辦每日第五班往東京之航班，並每星期加開四班往倫敦之日間航班服務。

國泰航空亦已額外訂購六架新飛機，包括三架波音777-300型飛機及三架空中巴士工業公司A330-300型飛機，於二零零三年底及二零零四年初接收。除此以外，國泰航空還將於二零零二年及二零零三年間接收三架A340-600型空中巴士。

國泰航空繼續為顧客提升產品及服務質素。為長途客機機隊安裝新商務客艙之工程已完成一半，而經濟客艙之產品提升工程則將於本年底前完成。新設於曼谷、漢城及台北等主要航點的乘客候機貴賓室已經啟用，此等候機貴賓室均根據國泰航空位於香港國際機場第二個尊貴候機貴賓室玉衡堂之主題興建。

國泰航空根據二零零二年上半年之客運及貨運需求復甦情況，預期可於表現一向較為強勁之下半年，取得改善之業績。

香港飛機工程公司(港機工程)於二零零二年上半年錄得股東應佔溢利港幣二億四千萬元，二零零一年同期之溢利為港幣一億七千五百萬元。其中，來自廈門太古飛機工程有限公司之業績貢獻為港幣二千九百萬元(二零零一年為港幣四千九百萬元)，來自香港航空發動機維修服務有限公司則為港幣四千七百萬元(二零零一年為港幣三千四百萬元)。外勤維修自市場於二零零一年最後一季出現逆轉後，工程量在本期有所增長。本期內平均每日處理一百九十一架飛機，去年上半年則為一百八十六架。由港機工程及廈門太古飛機工程運作之飛機機架維修及改裝工程設施，在本期內仍保持高使用量。然而因主要客戶採用較年青兼更現代化之飛機，且貨機改裝工程之需求較為疲弱，令平均工程量下降。發動機維修之數量增加23%，從香港航空發動機維修服務較佳之業績貢獻中反映出來；本期內共為八十台發動機進行維修工程，去年同期則為六十五台。廈門太古飛機工程第三個機庫之興建工程正按照預定計劃進行，預期於二零零三年初啟用。

香港空運貨站所處理之貨物噸數增加17.4%，因而錄得有所增長之業績，並已超越之前於二零零零年所創之貨量紀錄。

太古地產已全面收購鰂魚涌益新工業大廈及萬邦工業大廈。兩座大廈之拆卸工程將於本年底展開。兩幅地皮合併重建後可提供達八十二萬一千平方呎之樓面。

香港物業買賣：住宅市場在二零零二年上半年之需求出現溫和增長之跡象，但買家意欲仍然薄弱。位於愛秩序灣的逸濤灣發展項目於三月份落成，總數864個單位當中至今售出702個。維景灣畔項目第三期於五月及六月份售出452個單位，將於八月份配合鄰近之地鐵調景嶺站啟用全面推售。位於東涌之發展項目第二期現名為海堤灣畔，已於二零零二年上半年竣工，自最近於八月份推售以來已售出197個單位。

鰂魚涌住宅物業發展項目逸樺園正進行興建工程，預期於二零零三年中落成；此項目包括兩座共432個住宅單位之大廈、一所新學校及一個社區中心。

出售投資物業：雅賓利於二零零二年上半年再售出19個單位。

太古城仲裁：香港特區政府地政總署要求就太古城中心四座、三座及一座辦公大樓及太古城海天花園住宅計劃補付地價及利息，有關此申索之仲裁於二零零一年一月宣佈判決，政府於是次仲裁得直。儘管太古地產現時同意仲裁人裁定該公司須放棄於太古城其中一百九十七萬四千平方呎用以興建商業總樓面面積之土地權益，但何時放棄有關之權益，以及政府根據放棄有關權益之時間之裁決而計算應得之補地價及利息數額，乃上訴程序之議點，而有關之最後結果仍未裁定。對本集團在此事件中之風險的最佳評估仍維持於港幣四十五億元，該金額已計入太古公司集團於二零零零年十二月三十一日結算的賬目。

中國內地：太古地產與廣州日報報業集團達成一項協議，於廣州天河區興建太古匯—廣州報業文化廣場。是項綜合發展物業將包括一個具相當規模的購物中心、辦公大樓、酒店、表演藝術中心和圖書館，預期於二零零七年落成，預算成本總額達四十億人民幣。太古地產擁有該項四百萬平方呎發展物業五成五之股權。

美國：在邁阿密，共有319個單位的Courts Brickell Key多層住宅大廈將於本年稍後落成。單位銷售令人滿意。位於碧琪灣共有336個單位之多層住宅發展項目Jade Residences將於短期內展開興建工程，預計於二零零四年底落成。太古地產最近取得該發展項目之控股權益。

航空部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
除稅前應佔溢利			
國泰航空集團*	**618**	614	307
香港飛機工程集團	**126**	87	155
港龍航空公司	**36**	42	66
香港空運貨站	**102**	38	156
	882	781	684
應佔溢利	**779**	**704**	**520**

* *此等數據並不包括國泰航空公司應佔香港飛機工程集團、港龍航空公司及香港空運貨站之溢利，該等公司的數據已記入各自的應佔數據內。*

地產部門

	截至六月三十日止六個月 二零零二年 港幣百萬元	截至六月三十日止六個月 二零零一年 港幣百萬元	截至十二月三十一日止年度 二零零一年 港幣百萬元
營業總額			
物業投資	**2,355**	2,382	4,828
物業買賣	**129**	174	1,092
出售投資物業	**410**	–	261
	2,894	2,556	6,181
營業溢利：			
物業投資	**1,723**	1,758	3,471
物業買賣	**11**	1	128
出售投資物業	**315**	–	205
	2,049	1,759	3,804
應佔共同控制及聯屬公司除稅前溢利			
一般業務	**90**	45	222
非經常性項目	**–**	–	(312)
	90	45	(90)
應佔溢利	**1,629**	**1,353**	**2,793**

投資物業組合 — 總樓面面積(千平方呎)

地點	總面積	寫字樓	科技中心	零售	住宅
太古廣場	2,887	1,559	–	711	617
太古坊	4,073	2,262	1,811	–	–
太古城中心	2,751	1,646	–	1,105	–
又一城	1,213	232	–	981	–
其他	944	183	–	574	187
已落成總面積	**11,868**	**5,882**	**1,811**	**3,371**	**804**
發展中面積	2,807	2,792	–	–	15
總面積	**14,675**	**8,674**	**1,811**	**3,371**	**819**

香港投資物業：二零零二年六月三十日止上半年之租金收入總額為港幣二十三億一千五百萬元，二零零一年同期則為港幣二十三億四千六百萬元。寫字樓樓面需求持續疲弱。因此，本集團寫字樓物業組合之租用率近月下降，本期內續訂租約之租價整體呈現下調。儘管營商氣候隨著經濟情況改善而有可能復甦，但本年稍後及二零零三年寫字樓市場之新盤供應將繼續對租金造成壓力。

零售市場租用率仍然高企，而租金水平保持穩定，太古廣場、太古城中心及又一城購物中心在普遍疲弱之零售業環境下表現稍為超越。

三項投資物業之興建工程正在進行中：

- 康橋大廈乃一幢連接太古坊德宏大廈之辦公大樓，提供約二十七萬二千平方呎之寫字樓樓面，將於二零零三年中入伙。
- 鄰近太古廣場之太古匯提供六十二萬九千平方呎寫字樓樓面，將於二零零四年落成。此座大樓之主要建築合約於五月批出。
- 山頂甘道3號發展項目包括四所豪華獨立屋，預期於二零零二年底落成。

綜合業績

二零零二年上半年之股東應佔溢利為港幣二十七億三千四百萬元，與二零零一年同期港幣二十四億零九百萬元比較上升13.5%。

董事局已於本日宣佈派發中期股息'A'股每股港幣40.0仙（二零零一年為港幣36.0仙）及'B'股每股港幣8.0仙（二零零一年為港幣7.2仙），並定於二零零二年十月二日派發予於二零零二年九月二十日辦公時間結束時已名列股東名冊內之股東。股票過戶手續將於二零零二年九月十六日至九月二十日（包括首尾兩天）暫停辦理。

市場及營運

在本港及全球之經濟情況下，本集團之業務表現良好。集團旗下五個部門在本期內均錄得溢利增長。航空部門尤甚，自二零零一年第四季全球旅遊業需求急轉直下以後，業績顯著轉好。

地產部門受寫字樓租金持續下調壓力所影響，但零售物業租金仍能保持，而住宅單位銷售市場情況亦趨穩定。雅賓利之單位銷售帶來溢利港幣三億一千五百萬元，令應佔溢利較前期上升20.4%至港幣十六億二千九百萬元。

在本期內，地產部門於邁阿密之Jade Residences發展項目取得62.5%之權益，整個項目將耗資二億美元（港幣十五億六千萬元），並於香港斥資港幣十四億二千五百萬元作為太古匯辦公大樓之建築成本，以擴展太古廣場。該部門並達成協議，耗資四十億人民幣與廣州日報於廣州天河區興建太古匯—廣州報業文化廣場。該項目將由本集團持有五成五股權，預期於二零零七年落成。

航空部門因客運及貨運量自二零零一年下半年之惡劣市況復甦過來，錄得應佔溢利港幣七億七千九百萬元，較上年增加10.7%；然而收益率仍然受壓。該部門已額外訂購六架新飛機，於二零零三年底及二零零四年初接收。

飲料、海洋服務與貿易及實業各部門共同為太古公司帶來應佔溢利港幣五億一千一百萬元，較去年上升20.8%。這包括本集團出售施耐德太古之股權所得溢利港幣六千九百萬元，及於中國內地之汽車業務一項港幣五千萬元之經營合理化成本開支。太古海洋開發及太古可口可樂於中國內地及香港業務出現之溢利增長，部分為太古汽車及現代貨箱碼頭營業溢利下降所抵銷。

雖然基本利率下降，但本期之開支因地產部門資本化之利息下降而上升。

本集團已為於SESAMi Inc.之投資作出一項港幣二千九百萬元之撥備。

財務

本集團之財務狀況保持穩健，資本淨負債比率為18%，利息倍數為7.83倍，而已承擔信貸則為港幣一百七十八億一千二百萬元，其中23%於二零零二年六月三十日仍未動用。

展望

儘管全球經濟復甦之力量仍然令人實際感到憂慮，但本集團之業務處於有利地位，大部分至少應可維持於上半年達到之業績水平。

於寫字樓租金之壓力應持續，但雅賓利單位未來銷售所得之溢利，有可能抵銷租金收入下降有餘。

國泰航空預期因旅遊及貨運需求持續復甦而受惠。

儘管當前之經濟前景尚未明朗，但本集團繼續在各項核心業務作出投資。

主席

何禮泰

香港，二零零二年八月八日

	附註	截至六月三十日止六個月 二零零二年 港幣百萬元	二零零一年 港幣百萬元	截至十二月三十一日止年度 二零零一年 港幣百萬元
營業總額		**7,406**	6,920	15,198
營業溢利		**2,311**	2,026	4,391
股東應佔溢利		**2,734**	2,409	4,118
來自營業之現金淨額		**2,079**	2,062	4,475
股東資金及少數股東權益		**78,319**	83,899	77,600
綜合借款淨額		**14,188**	16,810	16,756
		港仙	港仙	港仙
每股盈利：	1			
'A' 股		**176.2**	155.2	265.3
'B' 股		**35.2**	31.0	53.1
		港仙	港仙	港仙
每股股息：				
'A' 股		**40.0**	36.0	112.0
'B' 股		**8.0**	7.2	22.4
		港元	港元	港元
每股股東資金：				
'A' 股		**47.39**	50.79	47.00
'B' 股		**9.48**	10.16	9.40
資本淨負債比率 — 百份比	2	**18**	20	22
利息倍數	3	**7.83**	7.67	8.91
現金利息倍數	4	**5.26**	3.40	4.01
股息倍數	5	**4.40**	4.31	2.37

附註：

1. *每股盈利乃以期內已發行股數之加權平均數除股東應佔溢利。*
2. *資本淨負債比率為借款淨額對股東資金及少數股東權益之比例。*
3. *利息倍數乃以財務支出淨額除營業溢利。*
4. *現金利息倍數乃以財務支出淨額及資本化利息除營業溢利。*
5. *股息倍數乃本期已派及建議派發之股息總額除股東應佔溢利。*

目錄

公司資料

註冊辦事處
太古股份有限公司
香港金鐘道八十八號
太古廣場二期三十五字樓

電話：(852) 2840-8098
傳真：(852) 2526-9365

股份登記處
香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九字樓

網址：http://www.computershare.com

股票托管處
The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY10011
U.S.A.

網址：http://www.adrbny.com
電郵：ADR@bankofny.com

(美國境內免費電話)：1-888-BNY-ADRS
(1-888-269-2377)
傳真：(646) 885-3043

公共事務
電郵： publicaffairs@swirepacific.com

投資者關係
電郵：corporateaffairs@swirepacific.com

如欲獲得更多有關投資者關係的資料，請瀏覽：
網址：http://www.swirepacific.com

設計：Format Limited www.format.com.hk
本中期報告採用再造紙印刷

太古公司


二零零二年中期報告
太古集團